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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arque Capital, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 N Scottsdale Road, Suite 1005
(No. and Street)

Scottsdale	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C Ning, President & CEO 602-971-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91536
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael C. Ning, President & CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arque Capital, Ltd, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Michael C. Ning
President & CEO

Title

Notary Public

SEE ATTACHED JURAT
CINDY LOU HOGAN, NOTARY PUBLIC
COMMISSION # 2161124
EXP AUGUST 22, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CINDY L
Comm.
NOTARY PU
LOS AN
My Comm. Ex

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 1ST day of MARCH (Month),

20 19, by MICHAEL C. NING (Name of Signer (1)) and

— (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

[signature]

Signature of Notary Public

Cindy Lou Hogan

For other required information (Notary Name, Commission No. etc.)

CINDY LOU HOGAN
Comm. No. 2161124
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. August 22, 2020
CMD-1

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

X SIGNATURE OF DOCUMENT SIGNER

[signature]

2018 ANNUAL AUDIT FORM X17A-5 PART III

containing 3 pages, and dated 3-1-2019

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # 12 Entry # 1

Notary contact: 310 7015521

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

OU HOGAN
No. 2161124
BLIC - CALIFORNIA
ELES COUNTY
. August 22, 2020

CMD-1

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Arque Capital, Ltd.

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Arque Capital, Ltd. as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Arque Capital, Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Arque Capital, Ltd.'s management. My responsibility is to express an opinion on Arque Capital, Ltd.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Arque Capital, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Arque Capital, Ltd.'s auditor since 2008.
Tarzana, California
February 27, 2019

ARQUE CAPITAL, LTD

Statement of Financial Condition
December 31, 2018

Cash	$	1,177
Accounts receivable		38,007
Deposit with clearing broker		50,000
Due from clearing		11,108
Securities		2,561
Office equipment, net of accumulated depreciation of $121,641		12,134
Due from related party		614,237
Other assets		118,665
Total assets	$	847,889

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	59,170
Commissions payable		16,082
Total liabilities		75,252
Capital stock (1,000,000 authorized, no par value, 0 outstanding)		532,205
Additional paid in capital		50,159
Retained earnings		190,273
Total stockholders' equity		772,637
Total liabilities and stockholders' equity	$	847,889

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Operations
December 31, 2018

REVENUES:	
Commission income	$ 356,869
Revenue from investment company shares	586,103
Revenue from insurance based products	358,541
Interest / rebates / dividend income	31,597
Fees earned	252,467
Other income	297,806
Total revenues	1,883,383
EXPENSES:	
Commissions	1,073,673
Clearing expenses	88,732
Occupancy	207,476
Professional fees	44,231
Salaries and wages	126,567
Regulatory expense	42,158
Taxes	1,789
Other expenses	137,325
Total expenses	1,721,951
NET INCOME BEFORE INCOME TAX PROVISION	161,432
Income tax expense	40,873
NET INCOME	$ 120,559

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Stockholders' Equity
For the year ended December 31, 2018

	Capital Stock	Additional paid in capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2018	$532,205	$ 50,159	$ 69,714	$652,078
Net Income			120,559	120,559
Ending balance December 31, 2018	$ 532,205	$ 50,159	$190,273	$772,637

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (Loss)	$	120,559
Income Tax Benefit	$	(40,873)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		8,126
(Increase) decrease in:		
Accounts receivable		36,749
Clearing Deposit		0
Securities		423
Due from clearing firm		14,917
Other assets		(125,284)
Increase (decrease) in:		
Accounts payable and accrued expenses		(882)
Commissions payable		(14,770)
Total adjustments		(80,721)
Net cash used in operating activities		(1,035)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment		0
Net cash used in investing activities		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals		0
Net cash used in financing activities		0
Decrease in cash		(1,035)
Cash - beginning of year		2,212
Cash - end of year	$	1,177
Supplementary information		
Cash paid for interest		0
Cash paid for taxes		1,387

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Arque Capital, Ltd (the "Company") is a corporation that was formed on November 18, 2005 under the laws of the State of California and received its independent broker dealer registration. The Company is currently registered in thirty-eight (38) states, as well as with the Financial Industry Regulatory Authority (FINRA), and Securities and Exchange Commission (SEC).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of equities, municipal bonds, mutual funds, life insurance products, other fixed income instruments, options, variable annuities, and partnerships. Trades are cleared on a fully disclosed basis through clearing agreement with INTL FCStone, Inc. (formerly Sterne Agee Leach, Inc). The Company maintains a $50,000 clearing deposit at INTL FCStone.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company owns one unit of EcoVest Greenway Holdings Acquisitions LLC, a Level 2 asset valued at $2,561.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of significant accounting policies:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 27, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2015, 2016, and 2017.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Leases:

The Company committed to an office lease in Scottsdale, Arizona, March 2017 for a period of thirty-nine months.
Future minimum lease payments are as follows:

Year	Amount
2019	73,787
2020	37,226

The Company's total 2018 occupancy expense was: $207,476.

Note 2: REVENUE

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue.

C. Contract Balances and transaction price allocated to remaining performance obligations

Note 2: REVENUE (Continued)

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. The Company's minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness, which is $11,367. Net capital and aggregate indebtedness change day by day, but by December 31, 2018 the Company's net capital of $16,384 exceeded the minimum net capital requirement by $11,367 and the Company's ratio of aggregate indebtedness $75,252 to net capital was 4.59 to 1, which is less than the 15:1 ceiling for a broker dealer.

Note 4: FIXED ASSETS

Office equipment:	141,901
Less accumulated depreciation	129,767
Net office equipment	12,134
Depreciation expense for year 2018:	8,126

Note 5: RELATED PARTY

At December 31, 2018, the Company was owed $614,237 from related parties.

ARQUE CAPITAL, LTD

Statement of Net Capital
Schedule I
For the year ended December 31, 2018

	Focus 12/31/18	Audit 12/31/18	Change
Stockholders' equity, December 31, 2018	$ 772,637	$ 772,637	0
Subtract - Non allowable assets:			
Accounts receivable	38,838	38,838	0
Office equipment	12,134	12,134	0
Other assets	702,720	702,720	0
Tentative net capital	18,945	18,945	0
Haircuts:	2,561	2,561	0
NET CAPITAL	16,384	16,384	0
Minimum net capital	5,017	5,017	0
Excess net capital	$11,367	$11,367	-
Aggregate indebtedness	75,252	75,252	0
Ratio of aggregate indebtedness to net capital	4.59	4.59	

There were no differences between the audit and the FOCUS filed for December 31, 2018.

Schedule II

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Arque Capital, Ltd. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Arque Capital, Ltd.

By:

Michael Ning, President & CEO
(Name and Title)

February 27,2019
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arque Capital, Ltd.
Scottsdale, Arizona

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Arque Capital, Ltd., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arque Capital, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Arque Capital, Ltd., stated that Arque Capital, Ltd., met the identified exemption provision throughout the most recent fiscal year without exception. Arque Capital, Ltd.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Arque Capital, Ltd.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2019